Richard F. Hobbs
Senior Vice President and
Chief Financial Officer

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202-5304
Tel 414 347-3933
Phonemail 414 347-3898
Fax 414 347-4794
richard.hobbs@sensient.com

June 5, 2013

Mr. W. John Cash
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-4631

Re:              Sensient Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 15, 2013
File No. 1-07626

Dear Mr. Cash:

We have received your letter dated May 24, 2013, regarding our most recently filed Form 10-K and Proxy Statement. Our responses to your comments are included below. In addition to the information provided below, we will adjust the disclosures in our future annual filings as discussed in our responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors

There are many laws and regulations applicable to our industries…, page 9

1.
With a view towards future disclosure, please tell us how material to your business is compliance with health and safety regulations.  In this regard, we note a number of public reports discussing health and safety concerns at the company's facility in Indianapolis.

Response:

With regard to the specific risk factor referenced in your comment, we consider "health and safety regulations" to be covered under the scope of laws and regulations included under this risk factor and we believe that the materiality of our costs to comply with these regulations has been adequately disclosed.  However, for the sake of clarity, our future Form 10-K disclosures will specifically include "health and safety regulations" in the list of laws and regulations included within the text of this risk factor.  Please note that we have resolved the referenced matter at our facility in Indianapolis.  The costs associated with this matter, and the costs associated with all other matters related to our compliance with health and safety regulations, were not material to our financial results.

Mr. W. John Cash
United States Securities and Exchange Commission
June 5, 2013

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Grants of Plan-Based Awards, page 42

2.	To the extent that you benchmark any elements of compensation against a peer group, please include such disclosure in your future filings. In this regard, your disclosure in the second paragraph states that target bonus award levels are generally between the 50th and 75th percentile of comparable companies' practices for most executive positions. You should expand your disclosure to also discuss how actual compensation compared to the target benchmark. While on page 32 you disclose that the total realizable pay ranked above the median, such disclosure does little to clarify where this actual element of compensation fell relative to the benchmark.

Response:

Sensient Technologies Corporation ("Sensient" or the "Company") reviews the amount and nature of the various elements of its executive compensation against a peer group to ensure that its compensation programs are reasonably applied and also to ensure that they are competitive for purposes of attracting and retaining key executives.  As we discuss at the top of page 43 of the 2013 Definitive Proxy Statement, performance exceeding targeted goals will generally bring the aggregate cash and incentive compensation for our executive officers somewhat above the 75th percentile of the peer group for performance significantly exceeding the targeted levels.  In the most recent analysis of Sensient's pay compared to its peer group, total direct compensation for the CEO over the last three years ranked at the 79th percentile of the peer group and total direct compensation for the top five executive officers over the last three years ranked at the 74th percentile of the peer group, because Sensient's performance significantly exceeded the annual goals set for this time period.  We agree that disclosure of this information would be helpful to investors.  To the extent that we engage in benchmarking and reference benchmarking data, we will include Sensient's specific positioning relative to these benchmarks in future filings of the Definitive Proxy Statement on Schedule 14A.

We appreciate your comments on our filings. We acknowledge, on behalf of Sensient, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. W. John Cash
United States Securities and Exchange Commission
June 5, 2013

If you have any questions on our responses, please contact me.

Sincerely,

/s/ Richard F. Hobbs
Richard F. Hobbs
Senior Vice President and Chief Financial Officer